SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NET INCOME TOTALS R$745 MILLION AND EBITDA REACHES R$1.2 BILLION IN 4Q09

São Paulo, February 25, 2010

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the fourth quarter of 2009 (4Q09), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the third quarter of 2009 (3Q09), unless otherwise stated. The Real/US Dollar exchange rate on December 30, 2009 was R$1.7412.

Executive Summary

In 2009, main financial highlights were:

  Annual net revenues of R$11.0 billion;
  EBITDA of R$3.6 billion and EBITDA margin of 33%;
  Annual net income of R$2.6 billion;
  Steel products total sales of 4.1 million tonnes;
  Iron ore sales and reallocation of 28.8 million tonnes;
  Total investments amounting to R$1.9 billion;
  Cash position as of December 31, 2009: R$8.1 billion.

Key Information	4Q09	3Q09	4Q09 X 3Q09 (Chg%)	2009	2008
Production (1,000 tonnes)
- Crude Steel (slabs)	1,238	1,177	5.2%	4,371	4,985
- Rolled Steel	1,192	1,323	-9.9%	4,109	4,520
Sales (1,000 tonnes)	1,200	1,320	-9.1%	4,110	4,891
Net Revenue (R$ million)	3,057	2,986	2.4%	10,978	14,003
EBITDA (R$ million)	1,204	992	21.4%	3,606	6,546
Net Income (R$ million)	745	1,150	-35.2%	2,599	5,774
Gross Margin	45.0%	39.0%		38.0%	50.0%
EBITDA Margin	39.0%	33.0%		33.0%	47.0%
Net Margin	24.0%	38.0%		24.0%	41.0%
Shereholders´ Equity (R$ million)	5,510	6,355		5,510	6,663
Total Assets (R$ million)	29,167	29,710		29,167	31,497
Net Income / Shareholders´ Equity 1	47.0%	91.0%		47.0%	87.0%
Gross Debt / Total Net Capitalization	72.0%	69.9%		72.0%	63.6%
Gross Debt / EBITDA 2	3.98x	3.81x		3.98x	1.78x
Net Debt / EBITDA 2	1.74x	1.51x		1.74x	0.36x

1) Net Income in last 12 months / Shareholders´s Equity at the end of period
2) EBITDA in last 12 months

Investor Relations Team

On December 30, 2009	- IR Executive Officer: Paulo Penido Pinto Marques
• BM&FBovespa: CSNA3 R$ 56.00 /share	- Manager: David Moise Salama - (+55 11) 3049-7588
• NYSE: SID US$ 31.93 /ADR (1 ADR = 1 share)	- Specialist: Claudio Pontes - (+55 11) 3049-7592
• Total no. of shares = 755,179,610	- Specialist: Fábio Romanin – (+55 11) 3049-7598
• Market cap: R$ 40.8 billion/US$ 23.3 billion	- Senior Analyst: Priscila Kurata - (+54 11) 3049-7526
- Junior Analyst: Caio de Carvalho – (+55 11) 3049-7593
invrel@csn.com.br

Economic and Steel Scenario

Brazil

The recovery of domestic activity is becoming consolidated, with recent figures pointing to an improvement in the confidence indicators and showing that industrial output is returning to pre-crisis levels. This upward trajectory in industrial production was led by the production of consumer durables, in turn increasing demand for steel products.

Installed capacity use, measured by the FGV’s NUCI index, stood at 84% in December 2009, 3.6 p.p. up year-on-year. Thanks to the reduction in idle industrial capacity due to the upturn in activity, investments also began to pick up. The ICEI index, which measures the confidence level of Brazilian industrialists, reached 113 points in December, its highest level since July 2008.

Control over inflation, reduced interest rates, improved earnings, lower unemployment, the increasing availability of credit and government measures to encourage consumption all helped fuel demand and re-establish economic growth in 2009.

Despite the optimism over jobs creation, the latest data from CAGED (the labor Ministry’s employment registry), show that 995,000 jobs were created in 2009, the lowest figure since 2003. In 2010, however, the Ministry expects to create 2 million new registered jobs.

On the liquidity front, individual and corporate loans continued to expand rapidly and already amount to 45% of GDP. In 2009, the total volume of credit in the financial system reached R$1.4 trillion, 14.9% up on 2008. Reduced interest on loan transactions encouraged the acquisition of property and durable goods.

Inflation remains on target. The IPCA consumer price index closed 2009 at 4.3%, 0.2p. p. below the target established by the Central Bank. Given market expectations of inflationary pressure in 2010, the Central Bank is expected to increase the SELIC base rate to prevent any inflation rate upward movement.

The main macroeconomic indicators are pointing to the return of economic growth in 2010, led by GDP and Industrial Production.

Macroeconomic Projections
	2010	2011
IPCA (%)	4.86	4.50
Commercial dollar (final) – R$	1.80	1.85
SELIC (final - %)	11.25	11.00
GDP (%)	5.50	4.50
Industrial Production(%)	8.41	4.95

Source: FOCUS BACEN	Base: February 19, 2010

Sectors

Steel: Brazil’s steel industry closed 2009 with consistent signs of a recovery, with the figures indicating a very different scenario from the end of 2008, which was strongly impacted by the economic crisis.

Until the beginning of 2009, 6 of the 14 blast furnaces in Brazil were shut down due to reduced demand. However, both consumption and international prices recovered throughout the year. Currently only one blast furnace remains non-operational, and the prospects for 2010 are considerably brighter.

According to the IABr (Brazilian Steel Institute), 2009 production totaled 26.5 million tonnes of crude steel and 11.8 million tonnes of rolled flat steel, 21.4% and 17.3% down, respectively, on 2008. When comparing 3Q09 and 4Q09, however, crude steel output increased by 3% to 8.1 million tonnes, while rolled production moved up by 6% to 3.7 million tonnes.

Annual domestic sales of rolled flat steel came to 9.0 million tones in 2009, 25.9% down on 2008. In the last quarter of 2009, however, domestic sales totaled 2.8 million tonnes, a 12% improvement over the previous quarter. Flat steel exports totaled 2.5 million tonnes, 53.6% more than in 2008.

Also according to the IABr, domestic steel product consumption should grow by 23.3% in 2010 to 22.9 million tonnes, while exports are expected to move up by 23.4% to 11 million tonnes, accompanied by a 25.1% upturn in production to 33.2 million tonnes.

The prices of the main steel inputs are also expected to increase in 2010, especially coal and iron ore, in turn pushing up production costs in the main steel mills and benefiting the more integrated producers who have access to raw materials.

Segments

Automotive: The auto market closed 2009 with its third consecutive annual sales record. The total number of vehicles licensed during the year came to 3.1 million units, 11.4% up on 2008’s previous record figure. The size of the upturn surprised even the most optimistic analysts, given the crisis scenario that threatened the sector at the beginning of the year. In the fourth quarter, 839,000 vehicles were licensed, 2% down on the 852,000 recorded in 3Q09.

According to ANFAVEA (the Brazilian vehicle manufacturers’ association), annual vehicle production totaled 3.2 million units, just 1% less than in 2008, while 4Q09 output edged up by 1% on 3Q09 to 860,000 units.

Also according to ANFAVEA, 2010 will be the sector’s best year ever in Brazil, with sales growth of 9.3% to 3.4 million units, accompanied by investments of R$16.2 billion.

Construction: According to SindusCon-SP (the São Paulo construction industry association), despite the difficulties faced along the year, the construction industry closed 2009 on a high note. Estimates indicate that the sector GDP increased by 1% over 2008. Also according to SindusCon-SP, is the construction sector GDP is expected to grow by 8.8% in 2010, fueled by the expansion of public and private investments. The Minha Casa Minha Vida housing program, the Growth Acceleration Program (PAC) and the infrastructure investments related to the World Cup and the Olympics will all have a positive impact on the sector.

Mortgage lending by the Caixa Econômica Federal came to more than R$45 billion in 2009, a new record and 27% more than the combined total in 2007 and 2008.

Distribution: Distribution did exceptionally well in 4Q09, with sales volume of 904,000 tonnes, 39% up year-on-year. Annual sales volume totaled 3,397 million tonnes, 8.6% down on 2008 due to the hefty downturn in demand in the first half of 2009.

According to INDA (the Brazilian steel distributors’ association), sales should increase by 15% in 2010, reaching 3.9 million tonnes, higher than 2008’s record figure, mainly driven by higher output of consumer durables and the recovery of the capital goods industry.

Home Appliances / OEM: Fueled by the tax breaks which began in April 2009 and ended in January 2010, the home appliance industry not only managed to resist the impact of the global economic crisis, but also succeeded in generating healthy numbers. At the beginning of 2009, annual sales were expected to fall by 20%.

According to Eletros (the Brazilian home appliance manufacturers’ association), sales of stoves, refrigerators and washing machines moved up by 6%, 20% and 25%, respectively, during the period when the IPI (federal VAT) cuts were in effect.

The 2010 appliance outlook is also positive, thanks to the greater availability of credit, especially in the C and D income groups.

International

USA: U.S. GDP shrank by 2.5% in 2009, declining 0.5% in the final quarter, chiefly due to the tax and monetary incentives implemented along the year.

The OECD expects GDP to recover slowly in 2010, possibly achieving growth of 2.3%, held back by reduced availability of jobs, credit restrictions and the high level of family debt. The steel market should also stage a gradual recovery over the next two years. Crude steel production in 2009 totaled 58 million tonnes, 36% down on the previous year. In the fourth quarter, however, there were signs of a recovery, with output moving up by 7% over 3Q09 to 17.5 million tonnes.

Distributors’ sales remained flat in the second half of 2009, but were still below normal pre-crisis levels. Thanks to the production cut-backs and efforts on the sales front, inventories in November 2009 fell for the 13th consecutive month.

The conditions are propitious for a slow recovery, which is already being reflected in capacity use, currently running at close to 65%.

Europe: The European economy underwent a severe recession in 2009 and will still be suffering from the effects of the crisis in 2010. According to Eurometal, of the 27 countries making up the European Union, only Poland recorded GDP growth in 2009. The bloc average GDP fell by 4.1% and is only expected to edge up by 0.7% in 2010.

In addition, some countries are facing serious difficulties with their public debt, notably Spain, Portugal, Ireland and, especially, Greece.

Industrial output has been recovering slowly, but still recorded a 5.7% year-on-year downturn in the first 11 months of 2009.

According to Worldsteel, annual EU steel production totaled 139 million tonnes, 30% less than in 2008, ratifying Eurometal’s estimate of a 33% reduction in apparent consumption of steel. In 2010 and 2011, apparent consumption is expected to increase by 12.5% and 7.6%, respectively, but still below 2007 levels.

Also according to Eurometal, the destocking process began in March. In December 2009, inventories were equivalent to 68 days of sales, close to the historical average of 71 days recorded in 2008. In the short term, demand should recover mainly through the build-up of stocks.

Asia: China is still one of the chief drivers of the global economy. In 4Q09 alone, GDP increased by a hefty 10.7%, giving substantial annual growth of 8.7% . The performance of the Chinese economy has a strong influence on commodity prices, especially oil and iron ore. Recently, in an attempt to control inflationary pressure and property speculation, the government reduced financial system liquidity by raising compulsory deposit requirements and pushing up the banks’ prime lending rates.

Chinese industrial output is expected to record significant growth over the next two years, although not as much as before the crisis.

On the demand side, there should be a slowdown at the beginning of 2010, due to the normal winter seasonal effects, followed by a gradual recovery in the rest of the year, with Chinese distributors slowly building up their inventories.

Asian exports are still being affected by weak global demand and uncompetitive production costs, especially in a scenario of main raw material cost pressure.

All the Asian countries recorded a reduction in steel production in 2009, except China, whose output remained strong throughout the year, climbing by 14% over 2008 to 568 million tonnes, increasing its share of the global total to 47%.

Mining: According to IBRAM (the Brazilian Mining Institute), Brazilian iron ore production totaled approximately 300 million tonnes in 2009, 19% down on 2008. The 2010 outlook is brighter, however, and the Institute expects annual output of 380 million tonnes.

In 2009, Brazil exported 267 million tonnes of iron ore, 5% less than the previous year.

China, the biggest consumer of Brazilian ore, imported 628 million tonnes in 2009, 41% more than in 2008 and a new record. As a result, the share of imported ore climbed from around 60% to close to 70% in 2009, thanks to increased steel production, which moved up by 14% over 2008, and the better quality of the imported product in relation to the local one.

Low freight costs also improved the competitiveness of Brazilian ore over the Chinese product. The Brazil-Asia benchmark price averaged around US$51/t in 2009, while the February 2010 spot price was more than US$130/t. Brazil and Australia were still China’s leading suppliers, accounting for more than 68% of the country’s iron ore imports, helped by the reduction in India’s relative share.

The Chinese government continues to invest in the mining sector, either through organic growth or through new projects.

Cement: Total cement sales came to 51.3 million tonnes in 2009, 0.8% down on the year before, although domestic sales recorded a modest 0.1% upturn. SNIC (the Brazilian cement manufacturers’ association) is projecting growth of around 6% for 2010.

Brazilian cement exports totaled 41,000 tonnes in 2009, a tiny percentage of total period sales, most of which went to the Mercosur countries.

Brazil’s cement industry current production capacity is 60 million tonnes per year and is operating at around 90% capacity.

Global cement consumption increased by around 6% in 2009, but excluding China, there would have been a 6% decline instead. The country is currently consuming 1 billion tonnes per year, half the world total.

In the traditional markets, consumption fell by an average 20%, the worst affected being the USA, Russia and western Europe.

Thanks to this downturn, Brazil should become the world’s 4th biggest cement consumer in 2009, behind China, India and the USA.

Production

The Presidente Vargas Steelworks produced 1,238 thousand tonnes of crude steel in 4Q09, 5% more than the 1,177 thousand tonnes recorded in 3Q09, reflecting the return to historical production levels. Flat steel output reached 1,192 thousand tonnes and was geared towards higher added-value products such as galvanized and tin plate.

In 2009 as a whole, both crude and flat steel production was affected by the economic slowdown at the beginning of the year. Even with the second-half recovery, annual crude steel output reached 4,371 thousand tonnes, 12% down on the 4,985 thousand tonnes produced in 2008. Flat steel production in 2009 stood at 4,109 thousand tonnes, 9% less than the 4,520 thousand tonnes recorded in 2008.

Production (in thousand t)	4Q08	3Q09	4Q09	2008	2009	Change

						4Q09 x 4Q08	4Q09 x 3Q09	2009 x 2008
Crude Steel (P Vargas Mill)	1,135	1,177	1,238	4,985	4,371	9%	5%	-12%
Purchased Slabs from Third Parties	132	0	0	151	0	-	-	-
Total Crude Steel	1,267	1,177	1,238	5,136	4,371	-2%	5%	-15%

Rolled Products * (UPV)	928	1,323	1,192	4,451	4,090	28%	-10%	-8%
HR from Third Parties Consumption	49	0	0	69	19	-	-	-
Rolled Products * (UPV)	977	1,323	1,192	4,520	4,109	22%	-10%	-9%

Production Costs (Parent Company)

4Q09 COSTS

In 4Q09, steel production costs totaled R$1,147 million, around 10% up on the R$1,037 million recorded in 3Q09, chiefly due to the increase in crude steel output in the final quarter of the year. The R$110 million increase between the two quarters was basically due to:

Raw materials – increase of R$58 million, primarily related to the following inputs:

- Coke: increase of R$39 million due to the increased use of coke acquired from third parties, with a consequent reduction in coal consumption;
- Iron ore: upturn of R$6 million, thanks to higher consumption;
- Coal: reduction of R$8 million, due to reduced use in 4Q09;
- Metals: increase of R$5 million, due to greater consumption of coated products;
- Other raw materials: upturn of R$16 million in costs, also due to higher consumption.

Labor: rise of R$5 million.

General Costs: growth of R$41 million, chiefly due to:

- Maintenance and third-party services: increase of R$28 million;
- Natural gas: upturn of R$7 million;
- Other general costs: growth of R$6 million.

Depreciation: increase of R$6 million.

2009 COSTS

2009 steel production costs totaled R$4.55 billion, R$860 million or 16%, down on the R$5.41 billion recorded in 2008, primarily due to reduced production in 2009. The main reductions were in variable costs, as follows:

Raw materials – reduction of R$845 million, due to lower consumption of virtually all raw materials:

- Coal and coke: reduction of R$84 million and R$48 million, respectively;
- Iron ore: decrease of R$55 million;
- Metals: reduction of R$98 million due to reduced consumption and lower acquisition costs;
- Third-party slabs and hot-rolled coils: decline of R$412 million, due to the strong reduction in the use of slabs and hot-rolled coils acquired from third-parties in 2009;
- Scrap: reduction of R$36 million, as a result of lower consumption;
- Pellets: decrease of R$44 million, also due to lower consumption;
- Other raw materials: reduction of R$68 million.

Labor: a slight reduction of R$4 million over 2008 costs.

General costs: decline of R$45 million in 2009, led by supplies and tools, basically due to the reduction in annual output.

Depreciation: increase of R$34 million in 2009, due to new asset incorporations.

Sales

Total Sales Volume

Flat steel sales volume totaled 4.1 million tonnes in 2009, 16% down on 2008, and 1.2 million tonnes in 4Q09, 9% less than in 3Q09..

Domestic Market

2009 domestic sales totaled 3.2 million tonnes, 22% less than in 2008, due to the slowdown in demand, especially in the first half of the year.

In the fourth quarter, domestic sales totaled 1,004 thousand tonnes, 14% up on 3Q09, reflecting improved domestic demand for steel products, notably in the construction, home appliance/OEM and auto industries.

Exports

2009 exports amounted to 867,000 tonnes, 18% higher than in 2008, due to strong domestic demand in that year, which the Company sought to meet, before the domestic market shrinkage in 1H09.

4Q09 exports totaled 196,000 tonnes, 55% down on the previous three months thanks to the strong upturn in domestic demand for steel products in 4Q09.

Prices

On the domestic market, net revenue per tonne averaged R$2,030 in 4Q09, virtually identical to the 3Q09 figure.

Average net export revenue per tonne in 4Q09 also remained flat over the previous quarter, thanks to the improved export product mix and the appreciation of the Real against the U.S. dollar in the last quarter of the year.

2009 net revenue per tonne averaged R$2,087, 5% down on 2008 due to the discounts granted during 1H09, partially offset by the better product mix. Average net export revenue per tonne in 2009 was impacted by higher sales of lower added-value items and the appreciation of the dollar against the Real throughout the year.

Mining

• PRODUCTION

In 2009, own production of finished iron ore products* totaled 22.6 million tonnes, 17.1 million of which from Casa de Pedra and 5.5 million from Namisa.

In 4Q09, own production reached 5.6 million tonnes, 4.1 million of which from Casa de Pedra and 1.5 million from Namisa.

Namisa’s purchases from third parties amounted to 3.2 million tonnes in 4Q09, 1.5 million of which from CSN. In 2009, third-party purchases totaled 8.9 million tonnes, 3.5 million of which from CSN.

• SALES

CSN and Namisa’s sales of finished iron ore products*, excluding own consumption, totaled 22.4 million tonnes in 2009, another Company’s record, 22% up on the volume sold in 2008.

In 2009, Brazilian iron ore exports were reduced by 5% over 2008. In turn, CSN and Namisa’s total exports amounted to 21.8 million tonnes, 48% up on 2008 and another record. Domestic sales stood at 0.6 million tonnes. These figures include 100% of Namisa’s sales, which amounted to 15.4 million tonnes in 2009, 14.7 million of which were exported.

CSN sold 6.0 million tonnes in 4Q09 (including 100% of Namisa’s sales), with exports accounting for 99% of the total. Namisa sold 4.6 million tonnes.

The Presidente Vargas Steelworks absorbed 1.8 million tonnes in 4Q09 and 6.4 million tonnes in the full year.

• INVENTORIES

Finished iron ore product* inventories closed 2009 at 7.4 million tonnes.

* Finished products: lump ore, sinter feed, concentrate, pellet feed and “hematitinha”.

Cement

The cement industry complements the steel industry to a large degree and supplies the construction and infrastructure industrial segments. In mid-2009, CSN began producing cement in its new plant in Volta Redonda, adjacent to the Presidente Vargas Steelworks, adding value to the slag generated during steel production. The main advantages of this project lie in the existing logistics structure and its self-sufficiency in regard to the main production chain raw materials. In addition to the slag from CSN’s own blast furnaces, clinker, currently acquired from third parties, will shortly be produced by the Company’s Arcos mine, in Minas Gerais. Being able to rely on its own logistics framework, including rail and distribution networks, is fundamental for cement sales.

In 2009, CSN produced and sold 338 thousand tonnes of cement, with an installed crushing capacity of 2.8 million tonnes.

In addition to expanding its own plant, whose operations will be concentrated in the Southeast of the country, CSN plans to increase its share of the segment, both in Brazil and in other emerging countries, aiming to diversify its products and markets and help reduce risk and adding value for its shareholders.

In this sense, in December 2009 CSN announced the preliminary terms of a takeover bid for the acquisition of shares representing the capital stock of CIMPOR – Cimentos de Portugal, SGPS, S.A. The offering was formalized in January 2010, when CSN Cement S. à r.l., a wholly-owned indirect CSN subsidiary, proposed the acquisition of 100% of CIMPOR for €5.75 per share. The conclusion of the transaction depended on CSN Cement’s acquisition of shares representing 50% plus one share of CIMPOR’s capital.

The offering was revised on February 12, 2010, with a new price of €6.18 per share, and was dependent on CSN Cement’s acquisition of shares representing one third plus one share of CIMPOR’s capital.

The offering terminated on February 22, 2010, without CSN Cement managing to acquire one third of CIMPOR’s capital.

Net Revenue

Net revenue totaled R$3.06 billion in 4Q09, more than 2% up on the R$2.98 billion reported in 3Q09, primarily due to the increase in sales volume in the domestic market, where prices are normally healthier than abroad.

In 2009, net revenue came to R$10.98 billion, lower than in 2008 primarily due to shrinking demand and lower prices in 1H09.

Selling, General and Administrative Expenses

SG&A expenses totaled R$1.34 billion in 2009, 9% down on the year before, chiefly due to higher distribution costs and increased efforts on the sales front throughout 2009.

In the fourth quarter, these expenses came to R$366 million, in line with the previous three months.

Other Revenue and Expenses

In 2009, CSN recorded a positive R$722 million in the “Other Revenue and Expenses” line, versus a positive R$3.9 billion in 2008. The R$3.2 billion reduction was chiefly due to a non-recurring gain of R$4.04 billion in 2008 resulting from the percentage variation in equity income in the sale of Namisa. In 2009, a non-recurring gain of R$835 million in 3Q09 was recorded, resulting from the reverse merger of Big Jump Energy Participações S.A. by Namisa.

In 4Q09, the Company recorded positive other revenue and expenses of R$189 million, versus a positive R$661 million in 3Q09. The R$473 million downturn was chiefly due to the above-mentioned non-recurring gain of R$835 million in 3Q09, and the R$507 million positive impact in 4Q09 from CSN and its subsidiaries’ adherence to the Tax Repayment Program (REFIS). In addition, in the final quarter of the year the Company booked R$318 million in non-recurring adjustments with no cash impact.

EBITDA

The 4Q09 EBITDA margin stood at 39.4%, 6.2 p.p. up on 3Q09, underlining the recovery of CSN’s operating margins. The 2009 EBITDA margin came to 33%, less than the 47% margin recorded in 2008, due to the strong reduction in demand in 1H09.

EBITDA amounted to R$1.2 billion in the fourth-quarter, 21% up on 3Q09, reflecting the Company’s improved operating result. In 2009, EBITDA reached R$3.6 billion, 45% down on 2008.

Financial Result and Net Debt

The 4Q09 net financial result was negative by R$301 million, chiefly due to the following factors:
• Provisions for interest on loans and financing totaling R$365 million;
• The monetary restatement of tax provisions amounting to R$24 million;
• Other financial expenses of R$41 million.

These negative effects were partially offset by:
• A gain of R$22 million from monetary and foreign exchange variations including the result of derivative operations;
• Returns of R$107 million on financial investments.

The 2009 net financial result was negative by R$251 million, primarily as a result of the following factors:
• Provisions for interest on loans and financing totaling R$1,236 million;
• The monetary restatement of tax provisions amounting to R$280 million;

These negative effects were partially offset by:
• A gain of R$902 million from monetary and foreign exchange variations including the result of derivative operations;
• Returns of R$276 million on financial investments;
• Other financial revenues of R$87 million.

On December 30, 2009, the consolidated net debt totaled R$6.3 billion, R$3.9 billion more than the R$2.4 billion recorded on December 31, 2008, essentially due to the following factors:
• EBITDA of R$3.6 billion;
• Capex of R$1.9 billion;
• Payment of R$2.1 billion in dividends and interest on equity;
• R$1.2 billion effect related to the cost of debt booked in the income statement;
• Cash disbursement of R$0.8 billion for the settlement of the equity swap and the repurchase of the corresponding ADRs;
• The financial settlement of FX and interest swaps totaling R$0.3 billion;
• A R$0.7 billion increase in judicial deposits;
• Income tax and social contribution of R$0.3 billion.

The net debt/EBITDA ratio stood at 1.74x, based on 2009 EBITDA of R$3.6 billion. In addition to the increase in net debt, the ratio was also affected by the decline in 2009 EBITDA.

Income Taxes

Income tax and social contribution totaled R$691 million in 2009, R$264 million down on 2008, due to lower taxable income.

In 4Q09, these taxes came to R$139 million, R$54 million less than in 3Q09.

Tax Repayment Program (REFIS)

On November 26, 2009, CSN and its subsidiaries adhered to the Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Executive Order 470/09, in order to settle their tax and social security liabilities through a special settlement and installment payment system.

Management’s decision took into account superior court verdicts, as well as the opinion of its external legal counsel regarding the possible success of its pending lawsuits.

The amount of the debits offset by IPI (federal VAT) tax premium credits, the migration from regular payment in installments, and sundry debits, exceeded R$5.0 billion, including interest and related charges.

Adherence to the special tax programs reduced the amount previously due in fines, interest and legal charges, generating a positive impact on the Company’s pre-tax income of R$507 million.

The new amount of the debits following the reductions stipulated by the tax program of Law 11,941/09 was offset by the judicial deposits related to the lawsuits in question. These debits are still subject to ratification by the respective authorities. The remaining balance due under Law 11,941/09 will be settled in 180 installments as of the consolidation of the debits by the authorities.

The debits due under Executive Order 470/09 are being settled in 12 installments beginning in November 2009.

Net Income

CSN posted 4Q09 net income of R$745 million, R$404 million less than in 3Q09, chiefly due to the following factors:
• The Company’s adherence to the REFIS program generated a positive impact of R$507 million on pre-tax income in 4Q09;
• The positive non-recurring impact of R$835 million in 3Q09, from the reverse merger of Big Jump Energy Participações S.A. by Namisa.

2009 net income came to R$2.60 billion, less than the R$3.17 billion reported in 2008, essentially due to:
• A non-recurring gain of R$4.04 billion in 2008 resulting from the percentage variation in equity income in the sale of 40% of Namisa;
• The R$2.79 billion reduction in gross profit due to the impact of the economic crisis, especially in 1H09.

These factors were partially offset by:
• A non-recurring gain of R$0.84 billion in 2009 from the reverse merger of Big Jump by Namisa;
• The R$2.53 billion improvement in the 2009 net financial result over 2008.

Capex

CSN invested R$1.9 billion in 2009, R$1.2 billion of which went to the parent company, mostly in the following projects:
• Expansion of the Casa de Pedra mine: R$426 million;
• Maintenance and repairs: R$326 million;
• Technological improvements: R$162 million;
• Expansion of the Port of Itaguaí: R$47 million;
• Works plan: R$40 million.

Investments in the subsidiaries accounted for the remaining R$696 million, distributed as follows:
• CSN Aços Longos: R$183 million;
• CSN Cimentos: R$163 million;

•Transnordestina Logística: R$141 million;
• MRS Logística: R$125 million;
• NAMISA: R$40 million.

Working Capital

Working capital closed December 2009 at R$2.2 billion, 8% up on the end-of-2008 figure. The R$1.1 billion decline in liabilities was mainly due to the R$1.4 billion decrease in the “Suppliers” line, thanks to the increase in cash payments for raw materials, partially offset by the R$334 million upturn in provisions for “Taxes Payable”. Assets fell by R$896 million, primarily due to the R$943 million reduction in “Inventories”.

The average supplier payment period narrowed by 72 days, from 98 days, in December 2008, to 26 in December 2009.

In the same period, the average receivables period widened by 8 days, from 22 to 30 days. The inventory turnover period averaged 130 days, 46 days down on December 2008.

R$ MM
WORKING CAPITAL	Dec/08	Sep/09	Dec/09	Change 4Q09	Change 2009
Assets	4,726	4,401	3,830	(571)	(896)

Accounts Receivable	1,086	1,124	1,186	62	100
- Domestic Market	1,333	1,115	1,191	76	(142)
- Export Market	(1)	309	362	53	363
- Allowance for Debtful	(246)	(297)	(347)	(50)	(101)
- Credits from clients	-	(3)	(20)	(17)	(20)
Inventory	3,402	2,499	2,459	(40)	(943)
Advances to Suppliers	221	227	130	(97)	(91)
Advances to Taxes	17	551	55	(496)	38

Liabilities	2,696	1,973	1,643	(330)	(1,053)

Suppliers	1,939	582	504	(78)	(1,435)
Salaries and Social Contribution	118	157	134	(23)	16
Taxes Payable	585	1,129	919	(210)	334
Advances from Clients	54	105	86	(19)	32

Working Capital	2,030	2,428	2,187	(241)	157

TURN OVER RATIO Average Periods	Dec/08	Sep/09	Dec/09	Change 4Q09	Change 2009
Receivables	22	30	30	1	8
Supplier Payment	98	31	26	(5)	(72)
Inventory Turnover	176	132	130	(2)	(46)

Capital Markets

Share Performance

CSN’s shares appreciated by 108% in 2009, more than 20 p.p. higher than the IBOVESPA’s 87% upturn in the period.

On the NYSE, CSN’s ADRs did even better, climbing by an expressive 168%, versus just 19% for the Dow Jones.

In 4Q09, the Company’s common shares moved up by 4%, while the IBOVESPA appreciated by 11%. In the same period, CSN’s ADRs increased by 5%, virtually in line with the 7% recorded by the Dow Jones.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	3Q09	4Q09	2009
N# of shares	755,179,610	755,179,610	755,179,610

Market Capitalization
Closing price (R$/share)	54.38	56.00	56.00
Closing price (US$/share)	30.60	31.93	31.93
Market Capitalization (R$ million)	39,642	40,823	40,823
Market Capitalization (US$ million)	22,307	23,276	23,276

Total return including dividends and interest on equity
CSNA3 (%)	25%	4%	108%
SID (%)	37%	5%	168%
Ibovespa	20%	11%	87%
Dow Jones	15%	7%	19%

Volume
Average daily (thousand shares)	2,286	2,073	2,465
Average daily (R$ Thousand)	110,760	121,548	110,860
Average daily (thousand ADRs)	3,110	3,209	3,607
Average daily (US$ Thousand)	79,996	109,530	83,492

Source: Economática

CSN’s average daily traded volume on the BM&FBOVESPA increased by around 10%, from approximately R$ 110 million in 3Q09 to R$ 121 million in 4Q09 and from US$ 80 million to US$ 109 million in the same period on the NYSE.

The Company’s shares closed the year among the ten most traded on the IBOVESPA and among the 10 most-traded Latin American ADRs on the NYSE.

Shareholder Payments

In a meeting held on February 25, 2010, CSN’s Board of Directors approved the allocation of 2009 net income. The proposal, to be submitted to the approval of the Annual Shareholders’ Meeting, includes the following payments to the Company’s shareholders:

  Interest on equity of R$320 million on net income in the balance sheet of June 30, 2009, as an advance on the minimum mandatory dividends for 2009, approved by the Board of Directors’ Meeting of December 17, 2009. Of this total, R$250 million was paid to shareholders as of December 29, 2009, and the remaining R$70 million will be paid in 2010 on a date to be decided by the Board of Directors. Shareholders registered as such with the depositary institution on December 17, 2009, will be entitled to receive the payment.

  Dividends of R$1,500 million, declared in 2009.

As a result, shareholder payments related to fiscal year 2009 totaled R$1,820 million.

Webcast – 4Q09 Earnings Presentation

CSN is pleased to invite you to attend its 4Q09 Earnings Conference Call and Webcast, as follows:

Conference Call in English February 26, 2010 - Friday 10:00 a.m. US ET 12:00 p.m. BRT Connecting Number: +1 (973) 935-8893 Conference ID: 58674441 Webcast: www.csn.com.br/ir	Conference Call in Portuguese February 26, 2010 - Friday 08:00 a.m. US ET 10:00 a.m. BTR Connecting Number: +55 (11) 4003-9004 followed by *0 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenue of R$14.0 billion in 2009, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	4Q08	3Q09	4Q09	2008	2009

Gross Revenue	4,222,004	3,714,446	3,858,763	17,868,014	14,052,439
Gross Revenue deductions	(832,973)	(728,676)	(801,853)	(3,865,143)	(3,074,075)
Net Revenues	3,389,031	2,985,770	3,056,910	14,002,871	10,978,364
Domestic Market	2,565,511	2,132,447	2,415,508	10,811,282	8,106,534
Export Market	823,520	853,324	641,402	3,191,589	2,871,830
Cost of Good Sold (COGS)	(1,456,359)	(1,809,024)	(1,681,044)	(7,023,504)	(6,788,092)
COGS, excluding depreciation	(1,544,201)	(1,620,862)	(1,487,614)	(6,227,594)	(6,036,826)
Depreciation allocated to COGS	87,842	(188,162)	(193,430)	(795,910)	(751,266)
Gross Profit	1,932,672	1,176,746	1,375,866	6,979,367	4,190,272
Gross Margin (%)	57.0%	39.4%	45.0%	49.8%	38.2%
Selling Expenses	(246,843)	(257,909)	(242,542)	(768,947)	(882,003)
General and andminstrative expenses	(127,082)	(114,591)	(123,151)	(460,443)	(453,334)
Depreciation allocated to SG&A	(5,744)	(7,735)	(13,112)	(44,393)	(35,983)
Other operation income (expense), net	4,071,715	661,421	188,787	3,901,306	722,148
Operating income before financial equity interests	5,624,718	1,457,932	1,185,849	9,606,890	3,541,100
Net Financial Result	(1,394,902)	(115,214)	(301,179)	(2,780,730)	(251,377)
Financial Expenses	(1,268,531)	(935,583)	(1,096,465)	(2,158,605)	(3,098,360)
Financial Income	1,063,540	299,527	625,200	1,066,719	1,792,809
Net monetary and forgain exchange variations	(1,189,911)	520,842	170,086	(1,688,844)	1,054,174
Equity interest in subsidiary	76,412	(4)	-	(97,212)	-
Income Before Income and Social Contribution Taxes	4,306,228	1,342,714	884,670	6,728,948	3,289,723
(Provision)/Credit for Income Tax	(445,716)	(158,288)	151,271	(1,023,327)	(430,110)
(Provision)/Credit for Social Contribution	(149,453)	(55,231)	57,936	(332,443)	(151,625)
Deferred Income Tax	166,916	16,274	(261,215)	290,318	(83,497)
Deferred Social Contribution	58,285	4,193	(87,231)	110,653	(25,826)

Net Income (Loss)	3,936,260	1,149,662	745,431	5,774,149	2,598,665

EBITDA	1,470,905	992,408	1,203,604	6,545,887	3,606,201
EBITDA Margin (%)	43.4%	33.2%	39.4%	46.7%	32.8%

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	4Q08	3Q09	4Q09	2008	2009

Gross Revenues	3,345,911	3,073,067	3,037,958	13,861,536	10,909,529
Gross Revenues deductions	(723,208)	(606,253)	(642,729)	(3,356,982)	(2,305,169)
Net Revenues	2,622,703	2,466,814	2,395,229	10,504,554	8,604,360
Domestic Market	2,362,155	1,931,425	2,163,564	9,544,344	7,109,760
Export Market	260,548	535,389	231,666	960,210	1,494,600
Cost of Good Sold (COGS)	(1,232,018)	(1,626,061)	(1,360,057)	(5,434,460)	(5,544,860)
COGS, excluding depreciation	(1,357,173)	(1,486,700)	(1,217,834)	(4,801,947)	(4,983,789)
Depreciation allocated to COGS	125,155	(139,361)	(142,223)	(632,513)	(561,071)
Gross Profit	1,390,685	840,753	1,035,172	5,070,094	3,059,500
Gross Margin (%)	53.0%	34.1%	43.2%	48.3%	35.6%
Selling Expenses	(182,828)	(122,563)	(136,027)	(512,439)	(484,998)
General and andminstrative expenses	(86,076)	(80,590)	(82,737)	(314,487)	(314,842)
Depreciation allocated to SG&A	(2,914)	(3,137)	(3,212)	(20,157)	(12,459)
Other operation income (expense), net	4,194,741	681,725	170,943	4,049,429	728,260
Operating income before financial equity interests	5,313,608	1,316,188	984,139	8,272,440	2,975,461
Net Financial Result	(258,630)	(267,870)	(618,706)	(1,582,232)	(681,890)
Financial Expenses	(466,696)	(554,024)	(1,506,930)	(1,217,936)	(3,267,613)
Financial Income	704,222	(350,612)	963,131	999,901	789,931
Net monetary and forgain exchange variations	(496,156)	636,766	(74,907)	(1,364,197)	1,795,792
Equity interest in subsidiary	(775,619)	332,884	(868,889)	(60,738)	450,749
Income Before Income and Social Contribution Taxes	4,279,359	1,381,202	(503,456)	6,629,470	2,744,320
(Provision)/Credit for Income Tax	24,051	(89,406)	194,615	(417,120)	(202,233)
(Provision)/Credit for Social Contribution	9,009	(32,509)	75,355	(154,955)	(68,416)
Deferred Income Tax	(271,970)	13,898	132,514	(209,023)	62,391
Deferred Social Contribution	(102,963)	5,076	58,699	(74,241)	32,515

Net Income (Loss)	3,937,486	1,278,261	(42,273)	5,774,131	2,568,577

EBITDA	996,626	776,961	958,631	4,875,681	2,820,731
EBITDA Margin (%)	38.0%	31.5%	40.0%	46.4%	32.8%

BALANCE SHEET
Corporate Law - thousands of R$

	Consolidated		Parent Company

	2009	2008	2009	2008

Current Assets	13,568,594	18,328,700	7,753,387	6,598,670
Cash and Cash Equivalents	142,045	232,065	31,023	68,753
Marketable securities	7,944,697	8,992,048	2,841,896	1,200,793
Trade Accounts Receivable	1,186,315	1,086,557	1,420,435	1,563,245
Inventory	2,588,946	3,622,775	1,955,541	2,664,862
Deffered Income Tax and Social Contribution	749,272	739,227	522,391	610,027
Equity Swap		2,473,976
Intercompany Loans		467,400
Others	957,319	714,652	982,101	490,990
Non-Current Assets	15,598,630	13,168,739	24,701,023	28,624,172
Long-Term Assets	3,640,162	2,514,172	3,136,275	2,084,917
Investments	321,889	1,512	14,029,455	19,581,327
PP&E	11,145,530	10,083,777	7,418,185	6,887,348
Intangible	457,580	526,796	88,594	36,049
Deferred	33,469	42,482	28,514	34,531

TOTAL ASSETS	29,167,224	31,497,439	32,454,410	35,222,842

Current Liabilities	5,128,196	9,633,228	5,108,658	7,072,347
Loans, Financing and Debentures	1,191,066	2,961,187	1,701,056	2,717,788
Suppliers	504,223	1,939,205	337,444	1,669,447
Taxes and Contributions	1,053,184	702,589	726,857	359,836
Dividends Payable	1,562,085	1,790,642	1,561,713	1,769,348
Equity Swap		1,596,394
Other	817,638	643,211	781,588	555,928
Non-Current Liabilities	18,445,535	15,201,622	21,781,119	21,402,033
Long-term Liabilities	18,445,535	15,201,622	21,781,119	21,402,033
Loans, Financing and Debentures	13,172,410	8,673,493	11,732,108	10,111,784
Provisions for contingencies, net judicial deposits	1,568,966	2,521,551	1,495,091	2,442,131
Deffered Income Tax and Social Contribution	28,325
Accounts Payable with Subsidiaries	2,980,772	2,878,200	8,016,557	8,000,005
Other	695,062	1,128,378	537,363	848,113
Non-Controlling Shareholders Interest	83,060
Shareholders' Equity	5,510,433	6,662,589	5,564,633	6,748,462
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	5,403,329	5,500,527	5,457,529	4,487,798
Treasury Stock	(1,191,559)	(719,042)	(1,191,559)	(719,042)
Equity Adjustments	(382,314)	200,127	(382,314)	1,298,729
Retained Earnings	-		-

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	29,167,224	31,497,439	32,454,410	35,222,842

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	4Q08	3Q09	4Q09	2008	2009

Cash Flow from Operating Activities	1,111,427	308,079	450,292	3,983,934	3,370
Net Income for the period	3,936,260	1,149,662	745,434	5,774,149	2,598,665
Net exchange and monetary variations	1,971,000	(121,435)	(692,308)	2,640,046	(2,024,573)
Provision for financial expenses	234,636	235,278	347,734	734,975	1,130,089
Depreciation, exhaustion and amortization	(82,099)	195,896	255,135	840,303	835,761
Fixed Assets Write-off	31,660	24,618	36,829	59,183	70,494
Equity results	(85,782)		-	87,842
Gain and Loss in Percentage Variation	(4,036,544)	(835,115)	-	(4,036,544)	(835,115)
Provisions for Swap/Forward	(1,251,478)	244,930	73,522	(1,213,053)	(88,986)
Deferred income taxes and social contributions	(225,201)	(20,468)	348,448	(400,971)	109,324
Non-Controlling Shareholders Interest			(3,753)		(3,753)
Provisions	240,640	82,998	294,017	263,624	438,645
Working Capital	378,335	(648,285)	(954,766)	(765,620)	(2,227,181)
Accounts Receivable	(40,631)	(31,315)	16,207	(434,943)	(51,082)
Inventory	(877,421)	677,606	145,332	(1,138,139)	926,260
Suppliers	7,313	(775,977)	(121,516)	322,676	(1,137,203)
Taxes	395,191	64,654	(267,706)	68,050	(153,738)
Interest Expenses	(274,159)	(476,004)	(769,865)	(1,123,037)	(1,734,980)
Others	1,168,042	(107,249)	42,782	1,539,773	(76,438)
Cash Flow from Investment Activities	(3,496,658)	(143,357)	(925,925)	(3,449,854)	(1,350,473)
Swap Received		5,269	7,806		248,966
Equity Swap Net Effects	(2,473,976)	330,728	-	(656,476)	1,420,322
Investments	(40,914)	(359)	(283,873)	(40,937)	(284,232)
Fixed Assets/Deferred/Judicial Deposits	(981,768)	(478,995)	(649,858)	(2,752,441)	(2,735,529)
Cash Flow from Financing Activities	6,710,531	2,985,234	(235,247)	5,461,331	1,510,476
Issuances	3,880,401	5,347,088	1,123,779	5,831,674	7,671,696
Inflow from shares issue	4,036,544		-	4,036,544
Amortizations	(728,903)	(1,011,527)	(1,099,537)	(1,814,824)	(2,783,313)
Dividends/Equity Interest	(160,013)	(20)	(259,489)	(2,274,565)	(2,027,600)
Shares in treasury	(317,498)	(1,350,307)	-	(317,498)	(1,350,307)
Foreign Exchange Variation on Cash and Cash Equivalents	861,349	(322,293)	(110,923)	861,349	(1,300,744)

Free Cash Flow	5,186,649	2,827,663	(821,803)	6,856,760	(1,137,371)

SALES VOLUME
CONSOLIDATED - Thousand tonnes

	4Q08	3Q09	4Q09	2008	2009

DOMESTIC MARKET	828	884	1,004	4,158	3,243

Slabs	12	2	19	78	25
Hot Rolled	331	338	390	1,746	1,204
Cold Rolled	149	174	197	685	639
Galvanized	221	248	264	1,088	875
Tin Plate	117	122	135	561	500

EXPORT MARKET	78	435	196	733	867

Slabs	-	132	-	32	162
Hot Rolled	0	152	38	34	191
Cold Rolled	0	1	3	32	4
Galvanized	45	127	118	464	397
Tin Plate	32	24	37	172	114

TOTAL MARKET	906	1,320	1,200	4,891	4,110

Slabs	12	134	19	110	187
Hot Rolled	331	490	428	1,780	1,395
Cold Rolled	149	175	200	717	643
Galvanized	266	375	382	1,552	1,272
Tin Plate	149	146	171	733	614

SALES VOLUME
PARENT COMPANY - Thousand tonnes

	4Q08	3Q09	4Q09	2008	2009

DOMESTIC MARKET	829	921	1,034	4,200	3,296

Slabs	12	3	19	78	26
Hot Rolled	326	338	395	1,735	1,190
Cold Rolled	210	256	276	969	913
Galvanized	169	196	207	846	659
Tin Plate	112	128	137	572	507

EXPORT MARKET	72	436	109	384	734

Slabs	-	185	1	32	216
Hot Rolled	38	178	42	140	278
Cold Rolled	-	40	21	3	106
Galvanized	2	9	9	41	21
Tin Plate	32	24	36	167	113

TOTAL MARKET	901	1,357	1,143	4,584	4,030

Slabs	12	188	21	110	243
Hot Rolled	364	516	437	1,875	1,468
Cold Rolled	210	296	296	973	1,019
Galvanized	171	205	216	887	680
Tin Plate	144	152	173	739	620

NET REVENUE PER UNIT
CONSOLIDATED - In R$ / t

	4Q08	3Q09	4Q09	2008	2009

DOMESTIC MARKET	2,551	1,968	2,030	2,205	2,087

EXPORT MARKET	2,663	1,054	1,398	1,908	1,297

TOTAL MARKET	2,561	1,667	1,927	2,160	1,921

Slabs	1,273	766	736	1,132	765
Hot Rolled	2,177	1,331	1,624	1,821	1,548
Cold Rolled	2,317	1,731	1,817	2,001	1,831
Galvanized	2,866	1,946	2,069	2,456	2,081
Tin Plate	3,210	2,828	2,632	2,668	2,884

NET REVENUE PER UNIT
PARENT COMPANY - In R$ / t

	4Q08	3Q09	4Q09	2008	2009

DOMESTIC MARKET	2,395	1,840	1,870	2,076	1,930

EXPORT MARKET	1,957	904	1,212	1,589	1,115

TOTAL MARKET	2,360	1,539	1,807	2,035	1,781

Slabs	1,275	712	740	1,133	717
Hot Rolled	2,121	1,311	1,531	1,785	1,497
Cold Rolled	2,113	1,532	1,652	1,851	1,632
Galvanized	2,972	2,145	2,247	2,635	2,265
Tin Plate	2,686	2,531	2,351	2,324	2,587

US DOLAR EXCHANGE RATE
in R$ / US$

	4Q08	1Q09	2Q09	3Q09	4Q09

End of Period	2.337	2.315	1.952	1.778	1.741
Change (%)	22.1%	-0.9%	-15.7%	-8.9%	-2.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.